UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Actions Semiconductor Co., Ltd

(Name of the Issuer)

Actions Semiconductor Co., Ltd

Supernova Investment Ltd.

Starman Limited

Surrey Glory Investments Inc.

Tongtong Investment Holding Co., Ltd.

Perfectech Int'l Ltd.

Allpremier Investment Limited

Octovest International Holding Co., Ltd.

Ventus Corporation

Middlesex Holdings Corporation Inc

Rich Dragon Consultants Limited

Nutronics Technology Corporation

Uniglobe Securities Limited

New Essential Holdings Limited

Embona Holdings (Malaysia) Limited

Suffolk Dragon Ventures Ltd

Top Best Development Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.000001 per share

American Depositary Shares, each representing six Ordinary Shares

(Title of Class of Securities)

00507E107

(CUSIP Number)

Actions Semiconductor Co., Ltd. No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone Zhuhai, Guangdong, 519085 The People’s Republic of China Tel: (86) 756 339 2353	Supernova Investment Ltd. Room 906, No. 2, Lane 150, Sec. 5 Xinyi Road, Xinyi District Taipei City 110 Taiwan (Republic of China) Tel: (886) 227 585 565

With copies to:

Julian Lin Jones Day 31st Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Tel: (852) 3189-7282	Virginia Tam K&L Gates 44th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Tel: (852) 2230-3535

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$33,405,139	$3,364

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.366 for 90,390,488 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares (“ADS”)) subject to the transaction, (b) the product of 529,200 ordinary shares issuable under relevant outstanding options multiplied by $0.80 per ADS (which is the difference between $2.20 per ADS merger consideration and the exercise price of $1.40 per share, and (c) the product of 522,000 ordinary shares issuable under relevant restricted share units multiplied by $2.20 per ADS (which is the per ADS merger consideration) (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

-i-

INTRODUCTION

This Amendment No.4 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Actions Semiconductor Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.000001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing six Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Supernova Investment Ltd., an exempted company with limited liability incorporated under the laws of the Republic of Mauritius (“Parent”); (c) Starman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned by Parent (“Merger Sub”); (d) Surrey Glory Investments Inc., (e) Tongtong Investment Holding Co., Ltd., (f) Perfectech Int'l Ltd., (g) Allpremier Investment Limited, (h) Octovest International Holding Co., Ltd., (i) Ventus Corporation, (j) Middlesex Holdings Corporation Inc, (k) Rich Dragon Consultants Limited, (l) Nutronics Technology Corporation, (m) Uniglobe Securities Limited, (n) New Essential Holdings Limited, (o) Embona Holdings (Malaysia) Limited (p) Suffolk Dragon Ventures Ltd, and (q) Top Best Development Limited. Filing Persons (b) and (d) through (q) are collectively referred to herein as the “Buyer Group.”

On September 12, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex C to the merger agreement (the “plan of merger”). If the merger agreement and the plan of merger are approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs) will be cancelled in exchange for the right to receive $0.366 in cash without interest (the “Per Share Merger Consideration”), and each outstanding ADS (other than any ADS that represents Excluded Shares, as defined below) will represent the right to receive $2.20 in cash per ADS without interest (the “Per ADS Merger Consideration”), in each case, net of any applicable withholding taxes, other than the following Shares: (a) Shares beneficially owned by the Buyer Group or any person controlled by any of them prior to the effective time of the merger (the “Rollover Shares”); (b) Shares owned by the Company or its subsidiaries, if any, (c) Shares owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenter rights under the Companies Law (as amended) of the Cayman Islands (the “Cayman Islands Companies Law”) (the “Dissenting Shares”), and (d) Shares reserved (but not yet issued and allocated) by the Company, immediately prior to the effective time of the merger (including Shares held by JPMorgan Chase Bank, N.A. in its capacity as ADS depositary (the “ADS Depositary”)), for issuance and allocation upon the exercise of any option to purchase Shares (a “Company Option”) or restricted share unit (a “Company RSU”) issued under the Company’s 2007 Equity Performance and Incentive Plan. Shares described under (b) through (d) above are collectively referred to herein as the “Excluded Shares”. The ADS holders will pay any applicable fees, charges and expenses of the ADS depositary and government charges (other than withholding taxes, if any) due to or incurred by the ADS depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADS and the cancellation of ADSs (including any ADS cancellation or termination fees payable in accordance with the deposit agreement in connection with the merger).

The Excluded Shares (other than Dissenting Shares), including Excluded Shares represented by ADSs, will be cancelled and cease to exist at the effective time of the merger, and no consideration or distribution shall be delivered with respect thereto. Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of the Cayman Islands Companies Law. The Rollover Shares shall remain outstanding, shall continue to exist, and shall become validly issued, fully paid, and non-assessable ordinary shares, par value of $0.000001 each, in the surviving company.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Procedures for Voting”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Actions Semiconductor Co., Ltd. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)(1)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(d)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(e)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Rollover Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Voting Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Federal Income Tax Consequences”

•	“Special Factors—PRC Income Tax Consequences”

•	“Special Factors—Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals, and Negotiations

(a)	Report, Opinion, or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her, or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(a)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Procedures for Voting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2014 and 2015, incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2015, filed on April 28, 2016 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six months ended June 30, 2015, and June 30, 2016, are incorporated herein by reference to the Company’s 2016 second quarter earnings release furnished on Form 6-K on August 17, 2016.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the “Proxy Statement”).

(a)-(2)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated September 12, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 13, 2016.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited dated September 12, 2016, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated August 1, 2016.

(c)-(3)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 12, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Support Agreement, dated as of September 16, 2016, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)	Joint Filing Agreement, dated May 18, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, and Octovest, and their respective controlling persons, incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.

(d)-(4)	Consortium Agreement, dated as of May 18, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, and Octovest, incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.

(d)-(5)	Proposal Letter to Board of Directors of the Company from Supernova, dated May 19, 2016, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.

(d)-(6)	Deed of Adherence to the Consortium Agreement, dated July 8, 2016, by and between Middlesex, Rich Dragon, Nutronics, and Uniglobe, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics and Uniglobe and their respective controlling persons on July 11, 2016.

(d)-(7)	Joinder Agreement to the Joint Filing Agreement, dated July 8, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, and their respective controlling persons, and Middlesex, Rich Dragon, Nutronics, Uniglobe, and their respective controlling persons, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics and Uniglobe and their respective controlling persons on July 11, 2016.

(d)-(8)	Deed of Adherence to the Consortium Agreement, dated August 15, 2016, by and between New Essential, Embona Malaysia, Suffolk, and Top Best, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, New Essential, Embona Malaysia, Suffolk and Top Best and their respective controlling persons on August 22, 2016.

(d)-(9)	Joinder Agreement to the Joint Filing Agreement, dated August 15, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, and their respective controlling persons, and New Essential, Embona Malaysia, Suffolk, Top Best, and their respective controlling persons, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, New Essential, Embona Malaysia, Suffolk and Top Best and their respective controlling persons on August 22, 2016.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           November 3, 2016

Actions Semiconductor Co., Ltd.

By:	/s/ Yu-Hsin, LIN
Name: Yu-Hsin (Casper), Lin
Title: Special Committee Chairman

Supernova Investment Ltd.

By:	/s/ Hsuan-Wen, CHEN
Name: Hsuan-Wen (Niccolo), Chen
Title: Sole Director

Starman Limited

By:	/s/ Hsuan-Wen, CHEN
Name: Hsuan-Wen (Niccolo), Chen
Title: Sole Director

Surrey Glory Investments Inc.

By:	/s/ Yung Sen, CHANG
Name: Yung Sen, Chang
Title: Sole Director

Tongtong Investment Holding Co., Ltd.

By:	/s/ Yun-Chin, LEE
Name: Yun-Chin, Lee
Title: Sole Director

Perfectech Int'l Ltd.

By:	/s/ Lewis Chi-Tak, LO
Name: Lewis Chi-Tak, Lo
Title: Sole Director

Allpremier Investment Limited

By:	/s/ Yingna, MA
Name: Yingna, Ma
Title: Sole Director

Octovest International Holding Co., Ltd.

By:	/s/ I-Ming, PAN
Name: I-Ming, Pan (aka Robin Pan)
Title: Sole Director

Ventus Corporation

By:	/s/ Hsin, TANG
Name: Hsin, Tang
Title: Sole Director

Middlesex Holdings Corporation Inc

By:	/s/ Yung-Chieh, LIN
Name: Yung-Chieh, Lin
Title: Sole Director

Rich Dragon Consultants Limited

By:	/s/ Jr-Neng, CHANG
Name: Jr-Neng, Chang
Title: Sole Director

Nutronics Technology Corporation

By:	/s/ Fu Chi, LEE
Name: Fu Chi, Lee
Title: Sole Director

Uniglobe Securities Limited

By:	/s/ Chun Mei CHEN De Chang
Name: Chun Mei Chen De Chang
Title: Sole Director

New Essential Holdings Limited

By:	/s/ Sui Gin, CHANG
Name: Sui Gin, Chang
Title: Sole Director

Embona Holdings (Malaysia) Limited

By:	/s/ Chia-Wen, YEH
Name: Chia-Wen, Yeh
Title: Sole Director

Suffolk Dragon Ventures Ltd

By:	/s/ Shu-Lin, CHEN
Name: Shu-Lin, Chen
Title: Sole Director

Top Best Development Limited

By:	/s/ Li-Li, YEH HSU
Name: Li-Li, Yeh Hsu
Title: Sole Director

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the “Proxy Statement”).

(a)-(2)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated September 12, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 13, 2016.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited dated September 12, 2016, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated August 1, 2016.

(c)-(3)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 12, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Support Agreement, dated as of September 16, 2016, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)	Joint Filing Agreement, dated May 18, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, and Octovest, and their respective controlling persons, incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.

(d)-(4)	Consortium Agreement, dated as of May 18, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, and Octovest, incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.

(d)-(5)	Proposal Letter to Board of Directors of the Company from Supernova, dated May 19, 2016, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier and Octovest and their respective controlling persons on May 23, 2016.

(d)-(6)	Deed of Adherence to the Consortium Agreement, dated July 8, 2016, by and between Middlesex, Rich Dragon, Nutronics, and Uniglobe, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics and Uniglobe and their respective controlling persons on July 11, 2016.

(d)-(7)	Joinder Agreement to the Joint Filing Agreement, dated July 8, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, and their respective controlling persons, and Middlesex, Rich Dragon, Nutronics, Uniglobe, and their respective controlling persons, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics and Uniglobe and their respective controlling persons on July 11, 2016.

(d)-(8)	Deed of Adherence to the Consortium Agreement, dated August 15, 2016, by and between New Essential, Embona Malaysia, Suffolk, and Top Best, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, New Essential, Embona Malaysia, Suffolk and Top Best and their respective controlling persons on August 22, 2016.

(d)-(9)	Joinder Agreement to the Joint Filing Agreement, dated August 15, 2016, by and between Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, and their respective controlling persons, and New Essential, Embona Malaysia, Suffolk, Top Best, and their respective controlling persons, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Surrey Glory, Supernova, Tongtong, Perfectech, Allpremier, Octovest, Middlesex, Rich Dragon, Nutronics, Uniglobe, New Essential, Embona Malaysia, Suffolk and Top Best and their respective controlling persons on August 22, 2016.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed

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